UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            CHAPARRAL RESOURCES, INC.
                            -------------------------
                                (Name of Issuer)

                   Common Shares, Par Value $0.0001 Per Share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   159420207
                                   ----------
                                 (CUSIP Number)

                                Vagit Alekperov
                                    President
                          Open Joint Stock Company "Oil"
                                Company "LUKOIL"
                               Sretensky Blvd. 11
                              Moscow 101000 Russia
                               +7 (095) 927-44-44


                                 With a copy to:

                                Brian A. Konradi
                       Akin Gump Strauss Hauer & Feld LLP
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4545

                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Open Joint Stock Company "Oil Company "LUKOIL"
     (foreign entity - no I.R.S. identification number)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [ ]

3    SEC Use Only

4    Source of Funds (See Instructions)

              N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [  ]

6    Citizenship or Place of Organization

              Russian Federation

       Number of         7         Sole Voting Power
        Shares                          26,002,624
     Beneficially        8         Shared Voting Power
       Owned By                          0
        Each             9         Sole Dispositive Power
      Reporting                          26,002,624
       Person            10        Shared Dispositive Power
        With                             0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

              26,002,624

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [  ]

13   Percent of Class Represented By Amount in Row (11)

              63%

14   Type of Reporting Person (See Instructions)

              HC

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     LUKOIL Overseas Holding Ltd.
     (foreign entity - no I.R.S. identification number)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [ ]

3    SEC Use Only

4    Source of Funds (See Instructions)

              N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6    Citizenship or Place of Organization

              British Virgin Islands

       Number of         7         Sole Voting Power
        Shares                          26,002,624
     Beneficially        8         Shared Voting Power
       Owned By                          0
        Each             9         Sole Dispositive Power
      Reporting                          26,002,624
       Person            10        Shared Dispositive Power
        With                             0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

              26,002,624

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [  ]

13   Percent of Class Represented By Amount in Row (11)

              63%

14   Type of Reporting Person (See Instructions)

              HC

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     LUKOIL Overseas Investholding Ltd.
     (foreign entity - no I.R.S. identification number)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [ ]

3    SEC Use Only

4    Source of Funds (See Instructions)

              N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [  ]

6    Citizenship or Place of Organization

              British Virgin Islands

        Number of         7         Sole Voting Power
        Shares                          26,002,624
     Beneficially        8         Shared Voting Power
       Owned By                          0
        Each             9         Sole Dispositive Power
      Reporting                          26,002,624
       Person            10        Shared Dispositive Power
        With                             0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

              26,002,624

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [  ]

13   Percent of Class Represented By Amount in Row (11)

              63%

14   Type of Reporting Person (See Instructions)

              HC

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     LUKOIL Overseas West Project Ltd.
     (foreign entity - no I.R.S. identification number)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [ ]

3    SEC Use Only

4    Source of Funds (See Instructions)

              N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [  ]

6    Citizenship or Place of Organization

              British Virgin Islands

       Number of         7         Sole Voting Power
        Shares                          26,002,624
     Beneficially        8         Shared Voting Power
       Owned By                          0
        Each             9         Sole Dispositive Power
      Reporting                          26,002,624
       Person            10        Shared Dispositive Power
        With                             0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

              26,002,624

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [  ]

13   Percent of Class Represented By Amount in Row (11)

              63%

14   Type of Reporting Person (See Instructions)

              HC

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Caspian Investments Resources Ltd.
     (foreign entity - no I.R.S. identification number)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                            a. [ ]
                                            b. [ ]

3    SEC Use Only

4    Source of Funds (See Instructions)

              N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

              [  ]

6    Citizenship or Place of Organization

              British Virgin Islands

       Number of         7         Sole Voting Power
        Shares                          26,002,624
     Beneficially        8         Shared Voting Power
       Owned By                          0
        Each             9         Sole Dispositive Power
      Reporting                          26,002,624
       Person            10        Shared Dispositive Power
        With                             0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

              26,002,624

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [  ]

13   Percent of Class Represented By Amount in Row (11)

              63%

14   Type of Reporting Person (See Instructions)

              HC

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     NRL Acquisition Corp.
     (I.R.S. Identification No. 98-0425020)

2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                           a. [ ]
                                           b. [ ]

3    SEC Use Only

4    Source of Funds (See Instructions)

              N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
              [  ]

6    Citizenship or Place of Organization

              United States

       Number of         7         Sole Voting Power
        Shares                          26,002,624
     Beneficially        8         Shared Voting Power
       Owned By                          0
        Each             9         Sole Dispositive Power
      Reporting                          26,002,624
       Person            10        Shared Dispositive Power
        With                             0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

              26,002,624

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

              [  ]

13   Percent of Class Represented By Amount in Row (11)

              63%

14   Type of Reporting Person (See Instructions)

              CO

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the common stock, $0.0001 par value per share (the "Shares"), of Chaparral Resources, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 21, 2004, (the "Initial Statement") by NRL Acquisition Corp. and Nelson Resources Limited ("Nelson") and is being filed by the Reporting Persons (as defined herein) to reflect the merger/amalgamation of Nelson with and into Caspian Investments Resources Ltd. ("Caspian"), an indirect wholly owned subsidiary of LUKOIL (defined below). As a result of such merger/amalgamation, Nelson has ceased to exist as a separate corporate entity. Caspian, as the surviving company, has become the owner of all the rights and property of Nelson and is subject to all the obligations of Nelson.

     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

     Items 2, 4, and 7 of the Initial Statement are hereby amended as follows:

Item 2. Identity and Background.

     Item 2 of the Initial Statement is hereby amended and restated as follows:

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     Open Joint Stock Company "Oil Company LUKOIL" ("LUKOIL"), a company formed under the laws of the Russian Federation whose principal business is exploration and production of oil and gas and the production and sale of oil products;

     LUKOIL Overseas Holding Ltd. ("LUKOIL Overseas Holding"), a company incorporated under the laws of the British Virgin Islands and wholly owned by LUKOIL, whose principal business is the operation of the international exploration and production activities of LUKOIL;

     LUKOIL Overseas Investholding Ltd. ("LUKOIL Overseas Investholding"), a company incorporated under the laws of the British Virgin Islands and wholly owned by LUKOIL Overseas Holding, whose principal business is that of a holding company;

     LUKOIL Overseas West Project Ltd. ("LUKOIL Overseas West"), a company incorporated under the laws of the British Virgin Islands and wholly owned by LUKOIL Overseas Investholding, whose principal business is that of a holding company;

     Caspian Investments Resources Ltd. ("Caspian"), a company incorporated under the laws of the British Virgin Islands and wholly owned by LUKOIL Overseas West, whose principal business is the acquisition, development and exploitation of oil and natural gas properties in Kazakhstan; and

     NRL Acquisition Corp., a corporation incorporated under the laws of Delaware and wholly owned by Caspian, whose principal business is that of acquiring and holding the shares of the Issuer.

     LUKOIL's principal business and principal office addresses are 11 Sretensky Blvd., 101000 Moscow, Russia. Each of the other Reporting Persons' principal business and principal office addresses are 1 Bolshaya Ordynka, 115035 Moscow, Russia.

     The name, citizenship, business address, and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of each of the Reporting Persons are set forth in Annex A hereto.

     During the last five years, none of the Reporting Persons, nor to the best of the knowledge of the Reporting Persons, any of the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

     Item 4 of the Initial Statement is hereby amended by adding the following final paragraph:

     Effective December 2, 2005, Mr. R. Frederick Hodder, Mr. Nicholas P. Greene and Mr. Simon Gill, who had been employees of Nelson resigned from the Board of Directors of the Issuer. Each of Mr. Hodder, who resigned as Chairman of the Board, and Mr. Gill, who resigned as Chief Executive Officer, have not been replaced. Messrs. Hodder, Greene and Gill have been replaced on the Board by Mr. Dmitry Timoshenko, Mr. Oktay Movsumov, and Mr. Boris Zilbermints, who are employees of LUKOIL.

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Initial Statement is hereby amended by adding the following exhibit:

     Exhibit L          Joint Filing  Agreement,  dated as of December 19, 2005,
                        by and among LUKOIL,  LUKOIL  Overseas  Holding,  LUKOIL
                        Overseas  Investholding,  LUKOIL  Overseas West Project,
                        LUKOIL  Overseas  West  Project,   Caspian   Investments
                        Resources Ltd. and NRL Acquisition Corp.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Date:     December 21, 2005                  Open Joint Stock Company
                                             "Oil Company "LUKOIL"

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  LUKOIL Overseas Holding Ltd.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  LUKOIL Overseas Investholding Ltd.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  LUKOIL Overseas West Project Ltd.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  Caspian Investments Resources Ltd.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  NRL Acquisition Corp.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                          Page

A. Joint Filing Agreement, dated as of December 19, 2005, by and among      18
   LUKOIL, LUKOIL Overseas [] Holding, LUKOIL Overseas Investholding,
   LUKOIL Overseas West Project, LUKOIL Overseas West Project, Caspian Investments Resources Ltd. and NRL Acquisition Corp.

                                    ANNEX A
  INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

A. OPEN JOINT STOCK COMPANY "OIL COMPANY "LUKOIL" (OAO "LUKOIL")


------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION WITH OAO "LUKOIL"   CITIZENSHIP                  PRESENT PRINCIPAL
                                                                                          OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------

Vagit Alekperov                 President, Member of         Russian Federation           President of OAO "LUKOIL"
Sretensky Blvd. 11,             the Board of Directors
Moscow 101000, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Sergei Kukura                    First Vice-President         Russian Federation           First Vice-President of
Sretensky Blvd. 11,                                                                       OAO "LUKOIL"
Moscow 101000, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Ravil Maganov                   First Vice-President,        Russian Federation           First Vice-President of
Sretensky Blvd. 11,             Member of the Board of                                    OAO "LUKOIL"
Moscow 101000, Russia           Directors
------------------------------- ---------------------------- ---------------------------- ----------------------------
Vladimir Nekrasov               First Vice-President         Russian Federation           First Vice-President of
Sretensky Blvd. 11,                                                                       OAO "LUKOIL"
Moscow 101000, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Anatoly Barkov                  Vice President, Head of      Russian Federation           Vice President, Head of
Sretensky Blvd. 11,             the Main Division of                                      the Main Division of
Moscow 101000, Russia           General Affairs,                                          General Affairs,
                                Corporate Security and                                    Corporate Security and
                                Communications                                            Communications of
                                                                                          OAO "LUKOIL"
------------------------------- ---------------------------- ---------------------------- ----------------------------
Ivan Masliaev                   Head of the Main             Russian Federation           Head of the Main
Sretensky Blvd. 11,             Division of Legal Support                                 Division of Legal
Moscow 101000, Russia                                                                     Support of OAO  "LUKOIL"
------------------------------- ---------------------------- ---------------------------- ----------------------------
Alexander Matytsyn              Vice-President, Head of      Russian Federation           Vice-President, Head of
Sretensky Blvd. 11,             the Main Division of                                      the Main Division of
Moscow 101000, Russia           Treasury and Corporate                                    Treasury and Corporate
                                Financing                                                 Financing of OAO "LUKOIL"
------------------------------- ---------------------------- ---------------------------- ----------------------------
Anatoly Moskalenko              Head of the Main             Russian Federation           Head of the Main
Sretensky Blvd. 11,             Division of Human Resources                               Division of Human Resources
Moscow 101000, Russia                                                                     of OAO "LUKOIL"
------------------------------- ---------------------------- ---------------------------- ----------------------------
Leonid Fedun,                   Vice-President of the        Russian Federation           Vice-President of the
Sretensky Blvd. 11,             Main Division of Strategic                                Main Division of Strategic
Moscow 101000, Russia           Development and Investment                                Development and Analysis of
                                Investment Analysis                                       OAO "LUKOIL"
------------------------------- ---------------------------- ---------------------------- ----------------------------


------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION WITH OAO "LUKOIL"   CITIZENSHIP                  PRESENT PRINCIPAL
                                                                                          OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------
Evgueni Havkin                  Secretary of the Board of    Russian Federation           Secretary of the Board of
Sretensky Blvd. 11,             Directors , Head of the                                   Directors, Head of the
Moscow 101000, Russia           Board's office                                            Board's office of OAO
                                                                                          "LUKOIL"
------------------------------- ---------------------------- ---------------------------- ----------------------------
Lyubov Khoba                    Chief Accountant             Russian Federation           Chief Accountant of OAO
Sretensky Blvd. 11,                                                                       "LUKOIL"
Moscow 101000, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Dzhevan Cheloyants              Vice-President, Head of      Russian Federation           Vice-President, Head of
Sretensky Blvd. 11,             the Main Division of Oil                                  the Main Division of Oil
Moscow 101000, Russia           and Gas Production and                                    and Gas Production and
                                Infrastructure                                            Infrastructure of OAO
                                                                                          "LUKOIL"
------------------------------- ---------------------------- ---------------------------- ----------------------------
Vagit Sharifov                  Vice-President, Head of      Russian Federation           Vice-President, Head of
Sretensky Blvd. 11,             the Main Division of                                      the Main Division of
Moscow 101000, Russia           Control and Internal Audit                                Control and Internal Audit
                                                                                          of OAO "LUKOIL"
------------------------------- ---------------------------- ---------------------------- ----------------------------
Valery Grayfer                  Chairman of the Board of     Russian Federation           General Director of the
Kogalym Noyabrskaya Ul.,        Directors                                                 OAO "RITEK"
7 Moscow Russia                                                                           Kogalym, Noyabrskaya Ul.,
                                                                                          7 Moscow, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mikhail Berezhnoi,              Member of the Board of       Russian Federation           General Director of the
Moscow                          Directors                                                 Non-Profit Organization
Krasnopresnenskaya                                                                        Lukoil-Garant Non-State
Nab., 6 Moscow, Russia                                                                    Pension Fund
                                                                                          Krasnopresnenskaya
                                                                                          Nab., 6 Moscow, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Oleg Kutafin                    Member of the Board of       Russian Federation           Rector (President) of the
Ul. Sadovaya-Kudrinskaya,       Directors                                                 Moscow State Law Academy
9, Moscow, 123995, Russia                                                                 Ul. Sadovaya-Kudrinskaya,
                                                                                          9, Moscow, 123995, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Richard H. Matzke               Member of the Board of       United States of America     Consultant
2678 Bishop Drive BR2           Directors                                                 2678 Bishop Drive BR2
Suite 290                                                                                 Suite 290
San Ramon, CA 94583                                                                       San Ramon, CA 94583
USA                                                                                       USA
------------------------------- ---------------------------- ---------------------------- ----------------------------
Kevin Meyers                    Member of the Board of       United States of America     President of
600 North Dairy Ashford,        Directors                                                 Russia/Caspian Region,
Houston, TX 77252-2197                                                                    ConocoPhillips
USA                                                                                       1-st Brestskaya St. 29
                                                                                          Moscow 125047 Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Nikolai Tsvetkov                Member of the Board of       Russian Federation           Chairman of the Management
Efremova Ul. 8, 119048          Directors                                                 Committee of the NIKoil
Moscow, Russia                                                                            Investment Banking Group
                                                                                          Efremova Ul. 8, 119048
                                                                                          Moscow, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------


------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION WITH OAO "LUKOIL"   CITIZENSHIP                  PRESENT PRINCIPAL
                                                                                          OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------
Igor Sherkunov,                 Member of the Board of       Russian Federation           Chairman of the Board of
Krasnopresnenskaya Nab., 6,     Directors                                                 Directors of Investment
Moscow, Russia                                                                            Group Capital Closed Joint
                                                                                          Stock Company
                                                                                          Krasnopresnenskaya Nab.,
                                                                                          6, Moscow, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------
Alexander Shokhin               Member of the Board of       Russian Federation           President of the State
Myasnitskaya ul. 20,            Directors                                                 University - Higher School
1001000 Moscow, Russia                                                                    of Economics
                                                                                          Myasnitskaya ul. 20,
                                                                                          1001000 Moscow, Russia
------------------------------- ---------------------------- ---------------------------- ----------------------------


B. LUKOIL OVERSEAS HOLDING LTD.

------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION WITH LUKOIL         CITIZENSHIP                  PRESENT PRINCIPAL
                                OVERSEAS HOLDING LTD.                                     OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------

Ravil Maganov                   Director                     Russian Federation           Vice-President of OAO
11, Sretensky Bulvar,                                                                     LUKOIL
Moscow, Russia, 101000
------------------------------- ---------------------------- ---------------------------- ----------------------------
Dzhevan Cheloyants              Director                     Russian Federation           Vice-President of OAO
11, Sretensky Bulvar,                                                                     LUKOIL
Moscow, Russia, 101000
------------------------------- ---------------------------- ---------------------------- ----------------------------
Alexander Matytsyn              Director                     Russian Federation           Vice-President of OAO
11, Sretensky Bulvar,                                                                     LUKOIL
Moscow, Russia, 101000
------------------------------- ---------------------------- ---------------------------- ----------------------------
Andrey Kuzyaev                  Director, President          Russian Federation           President LUKOIL Overseas
11, Sretensky Bulvar,  Moscow,                                                            Holding Ltd.
Russia, 101000
------------------------------- ---------------------------- ---------------------------- ----------------------------
Alexander Bulgakov              Senior Vice-President        Russian Federation           Senior  Vice-President
1, Bolshaya  Ordynka,                                                                     LUKOIL Overseas Holding
Moscow, Russia, 101000                                                                    Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Azat Shamsuarov                 Senior Vice-President        Russian Federation           Senior Vice-President
1, Bolshaya  Ordynka,           Operations                                                Operations LUKOIL Overseas
Moscow, Russia, 101000                                                                    Holding Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Oktay Movsumov                  Vice-President               Russian Federation           Vice-President
1, Bolshaya  Ordynka,           Finance/Treasurer                                         Finance/Treasurer LUKOIL
Moscow, Russia, 101000                                                                    Overseas Holding Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Tatyana Shumyak                 Chief Accountant             Russian Federation           Chief Accountant LUKOIL
1, Bolshaya  Ordynka,                                                                     Overseas Holding Ltd.
Moscow, Russia, 101000
------------------------------- ---------------------------- ---------------------------- ----------------------------
Robert Elliot                   Vice-President Personnel     Great Britain                Vice-President Personnel
1, Bolshaya  Ordynka,           and Organizational Planning                               and Organizational
Moscow, Russia, 115035                                                                    Planning   LUKOIL  Overseas
                                                                                          Holding Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------



------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION WITH OAO "LUKOIL"   CITIZENSHIP                  PRESENT PRINCIPAL
                                                                                          OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------
Vladimir Mikhnevich             Vice-President Planning      Russian Federation           Vice-President Planning
1, Bolshaya  Ordynka,                                                                     LUKOIL Overseas Holding
Moscow, Russia, 115035                                                                    Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Dmitry Timoshenko               Vice-President/General       Russian Federation           Vice-President/General
1, Bolshaya  Ordynka,           Counsel                                                   Counsel LUKOIL Overseas
Moscow, Russia, 115035                                                                    Holding Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mark Ralph                      Vice-President Business      Canada                       Vice-President Business
1, Bolshaya  Ordynka,           Development                                               Development LUKOIL
Moscow, Russia, 115035                                                                    Overseas Holding Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Rim Bagmanov                    Vice-President Production    Russian Federation           Vice-President Production
1, Bolshaya Ordynka,                                                                      LUKOIL Overseas Holding
Moscow, Russia, 115035                                                                    Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Anatoly Katoshin                Vice-President Geology       Russian Federation           Vice-President Geology
1, Bolshaya  Ordynka,                                                                     LUKOIL Overseas Holding
Moscow, Russia, 115035                                                                    Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Iskander Khalilov               Vice President               Russian Federation           Vice President
1, Bolshaya Ordynka             International Business                                    International Business
Moscow, Russia,  115035                                                                   LUKOIL Overseas Holding
                                                                                          Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Nikolay Kobyakov                Vice-President Russia        Russian Federation           Vice-President Russia
1, Bolshaya  Ordynka,                                                                     LUKOIL Overseas Holding
Moscow, Russia, 115035                                                                    Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------

C. LUKOIL OVERSEAS INVESTHOLDING LTD.

------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION WITH LUKOIL         CITIZENSHIP                  PRESENT PRINCIPAL
                                OVERSEAS INVESTHOLDING LTD.                               OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------

Nikolay Isaakov                 Director                     Russian Federation           Lawyer of Moscow
1, Bolshaya  Ordynka,                                                                     Representative Office of
Moscow, Russia, 115035                                                                    LUKOIL Overseas Service
                                                                                          Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Stanislav Shokhor               Director                     Russian Federation           Head of the Finance
1, Bolshaya  Ordynka,                                                                     Department of Moscow
Moscow, Russia, 115035                                                                    Representative Office of
                                                                                          LUKOIL Overseas Service
                                                                                          Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------

D. LUKOIL OVERSEAS WEST PROJECT LTD.

------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION  WITH LUKOIL        CITIZENSHIP                  PRESENT PRINCIPAL
                                OVERSEAS WEST PROJECT LTD.                                OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------

Alexander Bulgakov              Director                     Russian Federation           Senior Vice-President
1, Bolshaya  Ordynka,                                                                     LUKOIL Overseas Holding
Moscow, Russia, 115035                                                                    Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Azat Shamsuarov                 Director                     Russian Federation           Senior Vice-President
1, Bolshaya  Ordynka,                                                                     Operations LUKOIL Overseas
Moscow, Russia, 115035                                                                    Holding Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Dmitry Timoshenko               Director                     Russian Federation           Vice-President/General
1, Bolshaya  Ordynka,                                                                     Counsel LUKOIL Overseas
Moscow, Russia, 115035                                                                    Holding Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Iskander Nassyrov               President                    Russian Federation           President of LUKOIL
13, Z. Tagieva  Street,                                                                   Overseas West Project Ltd.
Baku, Azerbaijan, 370005                                                                  13, Z. Tagieva  Street,
                                                                                          Baku, Azerbaijan, 370005
------------------------------- ---------------------------- ---------------------------- ----------------------------


E. CASPIAN INVESTMENTS RESOURCES LTD.

------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION  WITH CASPIAN       CITIZENSHIP                  PRESENT PRINCIPAL
                                INVESTMENTS RESOURCES LTD.                                OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------

Dmitry Timoshenko               Director                     Russian Federation           Vice-President/General
1, Bolshaya  Ordynka,                                                                     Counsel LUKOIL Overseas
Moscow, Russia, 115035                                                                    Holding Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Nikolay Isaakov                 Officer                      Russian Federation           Lawyer of Moscow
1, Bolshaya  Ordynka,                                                                     Representative Office of
Moscow, Russia, 115035                                                                    LUKOIL Overseas Service
                                                                                          Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Stanislav Shokhor               Officer                      Russian Federation           Head of the Finance
1, Bolshaya  Ordynka,  Moscow,                                                            Department of Moscow
Moscow, Russia, 115035                                                                    Representative Office of
                                                                                          LUKOIL Overseas Service
                                                                                          Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------

F. NRL ACQUISITION CORP.

------------------------------- ---------------------------- ---------------------------- ----------------------------
NAME AND BUSINESS ADDRESS       POSITION  WITH NRL           CITIZENSHIP                  PRESENT PRINCIPAL
                                ACQUISITION CORP.                                         OCCUPATION OR EMPLOYMENT
------------------------------- ---------------------------- ---------------------------- ----------------------------

Nikolay Isaakov                 Director                     Russian Federation           Lawyer of Moscow
1, Bolshaya  Ordynka,                                                                     Representative Office of
Moscow, Russia, 115035                                                                    LUKOIL Overseas Service
                                                                                          Ltd.
------------------------------- ---------------------------- ---------------------------- ----------------------------
Stanislav Shokhor               President and Director       Russian Federation           Head of the Finance
1, Bolshaya  Ordynka,                                                                     Department of Moscow
Moscow, Russia, 115035                                                                    Representative Office of
                                                                                          LUKOIL Overseas Service
                                                                                          Ltd..
------------------------------- ---------------------------- ---------------------------- ----------------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The  undersigned  hereby  agree that  Amendment  No. 1 to the  Statement on
Schedule 13D with respect to the Common Stock of Chaparral Resources, Inc., dated as of December 21, 2005, is, and any further amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.



Date:     December 21, 2005                  Open Joint Stock Company
                                             "Oil Company "LUKOIL"

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  LUKOIL Overseas Holding Ltd.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  LUKOIL Overseas Investholding Ltd.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  LUKOIL Overseas West Project Ltd.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  Caspian Investments Resources Ltd.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact

Date:     December 21, 2005                  NRL Acquisition Corp.

                                             By:  /s/ Brian A. Konradi
                                                  ------------------------------
                                                  Name:    Brian A. Konradi
                                                  Title:   Attorney-in-Fact